SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated (November 02, 2016)

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

BRITISH TELECOMMUNICATIONS PLC

RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2016

About BT
British Telecommunications plc (BT or group) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in more than 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.
In the year ended 31 March 2016, BT’s reported revenue was £19,042m with reported profit before taxation of £3,363m.

Group results

	Half year to 30 September
	2016	2015	Change1
	£m	£m	%
Revenue
- reported (see Note 1 below)	11,782	8,819	34
- adjusted2	11,828	8,659	37
- change in underlying revenue3 excluding transit adjusted for the acquisition of EE			0.8
Operating profit
- reported (see Note 1 below)	1,802	1,629	11
- adjusted2	1,984	1,642	21
Profit before tax
- reported (see Note 1 below)	1,488	1,453	2
- adjusted2	1,775	1,579	12
EBITDA
- reported (see Note 1 below)	3,526	2,880	22
- adjusted2	3,708	2,893	28
Capital expenditure	1,579	1,287	23

1 The results for the period include EE which we acquired on 29 January 2016. Unless referred to as underlying adjusted for the acquisition of EE, comparatives do not include EE
2 Before specific items which are defined in Note 5 to the condensed consolidated financial statements
3 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and net finance expense are measured before specific items. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported operating profit, reported profit before tax and reported net finance expense are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs, operating profit and profit before tax are set out in the group income statement. Specific items are set out in Note 5. Reconciliations of EBITDA and underlying revenue excluding transit adjusted for the acquisition of EE to the nearest measures prepared in accordance with IFRS are provided in Note 3 and in the Additional Information respectively.

2.
Trends in underlying revenue excluding transit adjusted for the acquisition of EE are non-GAAP measures which seek to reflect the underlying performance of the group that contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We exclude transit from the trends as transit traffic is low margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we are calculating underlying revenue excluding transit adjusted for the acquisition of EE as though EE had been part of the group from 1 April 2015. This is different from how we usually adjust for acquisitions.

3.
This historical financial information adjusted for the acquisition of EE shows EE’s historical results adjusted to reflect BT’s accounting policies. In the consolidated group total, we’ve eliminated historical transactions between BT and EE as though they had been intercompany transactions. We’ve not made any adjustments to reflect the allocation of the purchase price for EE. And all deal and acquisition-related costs have been treated as specific items and therefore don’t impact the published information.

GROUP RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2016
Note: The results for the period include EE which we acquired on 29 January 2016. Unless referred to as underlying adjusted for the acquisition of EE, the comparatives do not include EE as explained in the notes on page 1.
Line of business results1

	Revenue			EBITDA			Capital Expenditure
Half year to	2016	20152	Change	2016	20152	Change	2016	20152	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	2,426	2,205	10	491	463	6	111	108	3
EE	2,520	-	n/m	563	-	n/m	299	-	n/m
Business and Public Sector	2,346	2,016	16	744	618	20	112	68	65
Global Services	2,659	2,408	10	251	206	22	191	178	7
Wholesale and Ventures	1,040	1,153	(10)	403	360	12	101	109	(7)
Openreach	2,525	2,516	0	1,262	1,284	(2)	694	750	(7)
Other	4	3	33	(6)	(38)	84	71	74	(4)
Intra-group items	(1,692)	(1,642)	3	0	0	n/m	0	0	n/m
Total	11,828	8,659	37	3,708	2,893	28	1,579	1,287	23
  n/m = not meaningful
The UK’s exit from the EU
The weakening of Sterling has continued to impact our financial results.  While the future nature of Britain’s trading relationship with the EU and globally is currently uncertain, the Board does not expect the result of the EU referendum to have a significant impact on BT in the near term. We continue to monitor the longer term impact of the UK’s decision to exit the EU.
Income statement
Reported revenue was £11,782m, up 34%. Adjusted revenue, which is before specific items, was £11,828m, up 37%, mainly as a result of the contribution of EE. This includes a £201m favourable impact from foreign exchange movements, and a £16m reduction in transit revenue. Underlying revenue3 excluding transit adjusted for the acquisition of EE was up 0.8%. This reflects growth in Consumer and Global Services, which was partly offset by declines in Business and Public Sector and Wholesale and Ventures.
Reported operating costs were up 39% and adjusted operating costs4 were up 41% at £8,120m, due mainly to EE. Net labour costs of £2,446m were up 16%, reflecting the additional EE employees that joined the group as well as leaver costs of £54m.
Property and energy costs were up 23%, network operating and IT costs up 52% and payments to telecommunications operators up 29%, driven primarily by EE. BT Sport programme rights charges were up 54% mainly as a result of UEFA rights charges. Other costs were up £1,326m or 82%, primarily reflecting EE.
Adjusted EBITDA of £3,708m was up 28%. Depreciation and amortisation of £1,724m was up 38% largely due to the impact of EE. Reported net finance expense was £307m while adjusted net finance expense was £202m, up £135m primarily due to higher debt as a result of our acquisition of EE.
Reported profit before tax (which includes specific items) was £1,488m, up 2%. Adjusted profit before tax increased 12% to £1,775m. The effective tax rate on profit before specific items was 18.0% (HY 2015/16: 18.8%).

1 Before specific items, which are defined on page 1
2 Certain line of business results have been restated. See Note 1 to the condensed consolidated financial statements
3 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 1
4 Before depreciation and amortisation

Specific items
Specific items resulted in a net charge after tax of £221m (HY 2015/16: £103m). See Note 5 for a breakdown.
BT Italia investigation
Following allegations of inappropriate management behaviour in our BT Italia operations, we have conducted an initial internal investigation. This included a review of accounting practices during which we have identified certain historical accounting errors and reassessed certain areas of management judgement.

We have written down the value of items on the balance sheet by £145m.  This is our current best estimate of the financial impact based on our internal investigation.  The write down relates to balances that have built up over a number of years and our assessment is that the errors have not materially impacted the group’s reported earnings over the previous two years. The amount has been charged as a specific item in our results for the half year.

A full investigation of these matters is ongoing and we have appointed external advisers to assist with this.  Appropriate action will be taken as the investigation progresses.

Other specific items
Other specific items reflect EE integration costs of £46m (HY 2015/16: EE acquisition-related costs £15m), net interest expense on pensions of £105m (HY 2015/16: £111m), property rationalisation costs of £5m (HY 2015/16: £nil) and a profit on disposal of a business of £14m (HY 2015/16: £nil). We also recognised £6m (HY 2015/16: £160m) of both transit revenue and costs, with no EBITDA impact, being the impact of ladder pricing agreements relating to previous years. The tax credit on specific items was £23m (HY 2015/16: £23m). We also recognised a tax credit of £43m for the re-measurement of deferred tax balances due to the UK corporation tax rate reduction (18% to 17%) effective from 1 April 2020.

Capital expenditure
Capital expenditure was £1,579m (HY 2015/16: £1,287m) after £40m (HY 2015/16: £65m) of net grant funding mainly relating to the BDUK programme.
Balance sheet
Total borrowings at 30 September 2016 were £16,009m (31 March 2016: £15,792m). Debt of £0.4bn matured in June and in July we repaid the £181m outstanding on the EE acquisition facility. Term debt of £1.4bn is repayable during the remainder of 2016/17. Short term borrowings of £0.9bn also include the outstanding portion of the overdraft facility and collateral for open mark-to-market positions.

At 30 September 2016 the group held cash and current investment balances of £3.0bn. We increased our committed facility to £2.1bn and extended its maturity by one year to September 2021.

On 5 July, S&P upgraded its credit rating on BT from BBB to BBB+ with a stable outlook. We are now rated BBB+ or equivalent with all three of the major credit rating agencies.
Pensions
The IAS 19 net pension position at 30 September 2016 was a deficit of £9.5bn net of tax (£11.5bn gross of tax), compared with £5.2bn (£6.4bn gross of tax) at 31 March 2016. The increase in the deficit primarily reflects the significant fall in the real discount rate which during the half year reduced from 0.44% to negative 0.87%, its lowest reported level, and the reduction in the assumption for the gap between RPI and CPI. This was partly offset by asset growth.
The planning for the triennial valuation, which takes place as at 30 June 2017 is currently ongoing. On a similar timeframe as previous reviews, the valuation would complete in the first half of calendar year 2018. The IAS 19 accounting position and key assumptions are provided in Note 6.

Regulation
On 4 October 2016, we and other stakeholders submitted responses to Ofcom's proposals for strengthening Openreach’s strategic and operational independence.  We remain of the view that our own proposals for significant governance change provide every benefit that Ofcom is seeking while avoiding extensive, disproportionate costs.  We will continue to engage with Ofcom over the coming months.
The current charge controls set by Ofcom for the fixed access markets will expire on 31 March 2017. Ofcom is currently undertaking a review of these markets, but does not expect this to be complete by that date. In order to provide certainty to our customers and the wider industry, on 4 August 2016 we provided Ofcom with a commitment to maintain a cap on the relevant price baskets of CPI-CPI until 31 December 2017, or the conclusion of Ofcom's review if earlier.
Related party transactions
Transactions with related parties during the half year to 30 September 2016 are disclosed in Note 9.

OPERATING REVIEW
Consumer

	Half year to 30 September
	2016	20151	Change
	£m	£m	£m	%
Revenue	2,426	2,205	221	10
Operating costs	1,935	1,742	193	11
EBITDA	491	463	28	6
Depreciation & amortisation	104	108	(4)	(4)
Operating profit	387	355	32	9

Capital expenditure	111	108	3	3
Operating cash flow	388	271	117	43

Revenue was up 10% with a 19% increase in broadband and TV revenue and a 5% increase in calls and lines revenue partly due to the timing of price changes in the period.

Across BT we added 152,000 retail broadband customers, representing 71% of the DSL and fibre broadband market net additions. Superfast fibre broadband growth continued with 397,000 retail net additions, taking our customer base to 4.5m. Of our broadband customers, 49% are now on fibre. Across BT we added 122,000 TV customers, growing our total TV base to 1.7m.

Operating costs increased 11% due to costs relating to the first full season of our BT Sport Europe channels and the launch of our new pay monthly BT Mobile handset contracts. When combined with the Revenue growth, EBITDA increased 6% in the half year. Depreciation and amortisation was down 4% and operating profit was up 9%.

Capital expenditure was up 3% and operating cash flow increased 43% as a result of our EBITDA growth and favourable working capital movements relating to the timing of our BT Sport Europe rights payments.

 1 Restated, see Note 1 to the condensed consolidated financial statements

EE

	Half year to 30 September1
	2016	Change
	£m	%
Revenue	2,520
- underlying adjusted for the acquisition of EE		(1)
Operating costs	1,957
EBITDA	563
Depreciation & amortisation	396
Operating profit	167

Capital expenditure	299
Operating cash flow	322

Revenue was £2,520m. This consisted of postpaid mobile revenue of £2,056m, prepaid mobile revenue of £205m, fixed broadband revenue of £132m and equipment sales of £127m. Underlying revenue2 adjusted for the acquisition of EE was down 1%.

As at 30 September EE’s 4G coverage reached 70% of the UK’s landmass (98% 4G population coverage). EE continues to be recognised as the UK’s leading mobile network by Rootmetrics, winning its bi-annual Best UK network award for the sixth consecutive time.

At the end of the half year the total BT mobile base was 30.2m. We added 524,000 postpaid mobile customers, taking the postpaid customer base to 16.4m. The number of prepaid customers reduced by 616,000, in line with industry trends, taking the base to 7.6m. The 4G customer base reached 17.6m.

Operating costs were £1,957m resulting in EBITDA of £563m. Depreciation and amortisation was £396m.

Capital expenditure was £299m. Operating cash flow was £322m.

1 No comparative information is shown as EE was acquired by BT on 29 January 2016. Note that these are not the results of EE Limited; see note 1 to the condensed consolidated financial statements
2 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015

Business and Public Sector

	Half year to 30 September
	2016	20151	Change
	£m	£m	£m	%
Revenue	2,346	2,016	330	16
- underlying excluding transit adjusted for the acquisition of EE				(5)
Operating costs	1,602	1,398	204	15
EBITDA	744	618	126	20
Depreciation & amortisation	176	135	41	30
Operating profit	568	483	85	18

Capital expenditure	112	68	44	65
Operating cash flow	558	365	193	53

Revenue was up 16% mainly reflecting the revenue generated from the SME and corporate customers acquired with EE. Underlying revenue2 excluding transit adjusted for the acquisition of EE was down 5% due to the ongoing completion of a number of public sector contracts.

Public Sector and Major Business revenue was down 10%, with the inclusion of EE revenue more than offset by the decline in public sector revenue. The public sector remains a challenging environment, and we still expect to see headwinds from the completion of contracts in this market for this year and next.

Corporate revenue increased 59% and SME revenue was up 47%, due to the addition of EE customers. Corporate benefited from continued growth in calls and lines ARPU, while in SME we saw an increase in revenue from Internet Protocol (IP) lines, partly offset by a decline in traditional switch revenue. The higher revenue in each was also driven by growth in mobile, with strong demand for new handsets expected to drive higher acquisition costs going forward.

Foreign exchange movements had a £24m positive impact on Republic of Ireland revenue, where underlying revenue2 excluding transit was down 8% mainly due to a large one-off equipment sale in the prior year.

Operating costs increased 15% as a result of EE and EBITDA increased by £126m. Depreciation and amortisation was up £41m and operating profit grew 18%, driven by the impact of EE.

Capital expenditure increased by £44m and operating cash flow was £193m higher, reflecting the £126m increase in EBITDA partly offset by the timing of working capital movements.

 1 Restated, see Note 1 to the condensed consolidated financial statements
 2 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015
Global Services

	Half year to 30 September
	2016	20151	Change
	£m	£m	£m	%
Revenue	2,659	2,408	251	10
- underlying excluding transit adjusted for the acquisition of EE				2
Operating costs	2,408	2,202	206	9
EBITDA	251	206	45	22
Depreciation & amortisation	214	207	7	3
Operating profit	37	(1)	38	n/m

Capital expenditure	191	178	13	7
Operating cash flow	(225)	(244)	19	(8)

Revenue was up 10% including a £176m positive impact from foreign exchange movements and a £5m increase in transit revenue. Underlying revenue2 excluding transit adjusted for the acquisition of EE was up 2%.

Underlying revenue2 excluding transit adjusted for the acquisition of EE was up 6% in the UK driven by large one-off equipment sales and particularly strong IP Exchange volumes. In Continental Europe underlying revenue2 excluding transit was up 2%. In the Americas3 underlying revenue2 declined 5% reflecting the ongoing impact of a major customer insourcing services and in AMEA4 underlying revenue2 was up 3%.

Operating costs increased 9%, mainly reflecting the impact of foreign exchange movements. EBITDA increased 22%. Depreciation and amortisation was up 3% and operating profit was £37m.

Capital expenditure was up 7% and operating cash flow was an outflow of £225m.

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015
3 United States & Canada and Latin America (Americas)
4 Asia Pacific, the Middle East and Africa (AMEA)
   n/m = not meaningful

Wholesale and Ventures

	Half year to 30 September
	2016	20151	Change
	£m	£m	£m	%
Revenue - underlying excluding transit adjusted for the acquisition of EE	1,040	1,153	(113)	(10) (5)
Operating costs	637	793	(156)	(20)
EBITDA	403	360	43	12
Depreciation & amortisation	151	129	22	17
Operating profit	252	231	21	9

Capital expenditure	101	109	(8)	(7)
Operating cash flow	289	219	70	32

Revenue was down 10% with underlying revenue2 excluding transit adjusted for the acquisition of EE down 5% mainly as a result of the decline in Partial Private Circuits and call volumes.

Managed Solutions revenue was down 38% as last year included revenue from contracts with EE which is no longer recognised, given the acquisition and reorganisation of EE within the BT Group.

Data and Broadband revenue was down 3%. Again this was largely as services provided to EE are no longer recognised as revenue. The decline was also due to Partial Private Circuit customers continuing to move onto newer IP based technologies. Broadband revenue grew again as we continue to drive take-up of fibre in the market. And Ethernet continues to deliver growth with a 17% increase in the rental base to 41,500.

Voice revenue was down 28%. This reflects ongoing declines in call volumes and that last year benefited from EE revenue which is no longer recognised given the acquisition and reorganisation of EE within the group.

Mobile generated £108m of revenue with most of this coming from EE’s MVNO business which is now reported within Wholesale and Ventures.

Our Ventures business generated £151m of revenue, up 10% on last year, mainly due to the messaging and data analytic services now included following the acquisition of EE.

Operating costs decreased 20% and EBITDA increased 12%. Depreciation and amortisation increased 17% and operating profit increased 9%.

Capital expenditure was £101m down 7% and operating cash flow was £289m.

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015

Openreach

	Half year to 30 September
	2016	20151	Change
	£m	£m	£m	%
Revenue	2,525	2,516	9	-
Operating costs	1,263	1,232	31	3
EBITDA	1,262	1,284	(22)	(2)
Depreciation & amortisation	665	664	1	-
Operating profit	597	620	(23)	(4)

Capital expenditure	694	750	(56)	(7)
Operating cash flow	691	596	95	16

Revenue was flat, with regulatory price reductions having a negative impact of around £110m, the equivalent of around 4% of revenue. This impact of regulation was offset by 35% growth in fibre broadband revenue.

We continue to extend the reach of fibre broadband beyond our commercial footprint as part of the BDUK programme. We passed around 680,000 properties in the first half of the year which means our superfast fibre broadband network is now available to 26m premises.

The UK broadband2 market grew by 212,000 connections compared with 309,000 in the prior year while the physical line base reduced by 101,000. We achieved 773,000 fibre broadband net connections, taking the number of homes and businesses connected to our fibre broadband network to 6.7m, 26% of those passed. Service providers other than BT added 376,000 or 49% of the total net connections in the first half of the year, demonstrating the market-wide demand for fibre.

Operating costs grew 3%. This partly reflects the cost of starting to clear a long tail of outstanding Ethernet orders, including the cost of service level guarantee payments, which we expect to continue into the second half. We also saw higher leaver costs than in the prior half year. We continue to invest in customer experience and remain on track to halve missed appointments by the end of the financial year. We’re ahead on all 60 minimum service levels set by Ofcom. EBITDA was down 2% and depreciation and amortisation was flat resulting in operating profit down 4%.

Capital expenditure was £694m, down £56m or 7%. This was after gross grant funding of £73m (H1 2015/16: £186m) directly related to our activity on the Broadband Delivery UK (BDUK) programme build in the first half of the year. This was offset by the deferral of £33m of the total grant funding (H1 15/16: £126m).

Operating cash flow increased 16% largely due to the timing of customer receipts.

1 Restated, see Note 1 to the condensed consolidated financial statements
2 DSL and fibre, excluding cable

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group income statement
For the half year to 30 September 2016 - unaudited
			Specific
		Before	items
		specific items	(Note 5)	Total
	Notes	£m	£m	£m
Revenue	2	11,828	(46)	11,782
Operating costs	4	(9,844)	(136)	(9,980)
Operating profit		1,984	(182)	1,802
Finance expense		(320)	(105)	(425)
Finance income		118	-	118
Net finance expense		(202)	(105)	(307)
Share of post-tax losses of associates and joint ventures		(7)	-	(7)
Profit before tax		1,775	(287)	1,488
Tax		(320)	66	(254)
Profit for the period		1,455	(221)	1,234

Group income statement
For the half year to 30 September 2015 - unaudited
			Specific
		Before	items
		specific items	(Note 5)	Total
	Notes	£m	£m	£m
Revenue	2	8,659	160	8,819
Operating costs	4	(7,017)	(173)	(7,190)
Operating profit		1,642	(13)	1,629
Finance expense		(263)	(113)	(376)
Finance income		196	-	196
Net finance expense		(67)	(113)	(180)
Share of post-tax profits of associates and joint ventures		4	-	4
Profit before tax		1,579	(126)	1,453
Tax		(297)	23	(274)
Profit for the period		1,282	(103)	1,179

Group statement of comprehensive income
For the half year to 30 September 2016 - unaudited
	Six months to 30 September
	2016	2015
	£m	£m
Profit for the period	1,234	1,179
Other comprehensive income (loss) Items that will not be reclassified to the income statement
Actuarial (losses) gains relating to retirement benefit obligations	(4,985)	157
Tax on actuarial losses and gains	815	(32)
Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	229	(60)
Fair value movements on available-for-sale assets	(7)	6
Fair value movements on cash flow hedges
- net fair value gains (losses)	936	(76)
- recognised in income and expense	(825)	121
Tax on components of other comprehensive income that may be reclassified	1	(8)
Other comprehensive (loss) income for the period, net of tax	(3,836)	108
Total comprehensive (loss) income for the period	(2,602)	1,287

Group statement of changes in equity
For the half year to 30 September 2016 - unaudited
	Share capital	Share premium	Reserves	Total equity
	£m	£m	£m	£m
At 1 April 2016	2,172	8,000	11,421	21,593
Total comprehensive loss for the period	-	-	(2,602)	(2,602)
Share-based payments	-	-	33	33
Dividends to parent company Other movements	- -	- -	(2,350) 1	(2,350) 1
At 30 September 2016	2,172	8,000	6,503	16,675

For the half year to 30 September 2015 - unaudited
	£m	£m	£m	£m
At 1 April 2015	2,172	8,000	9,232	19,404
Total comprehensive income for the period	-	-	1,287	1,287
Share-based payments	-	-	32	32
Dividends to parent company	-	-	(1,450)	(1,450)
At 30 September 2015	2,172	8,000	9,101	19,273

Group cash flow statement
For the half year to 30 September 2016 - unaudited
	Half year to 30 September
2016		2015
	£m	£m
Cash flow from operating activities Profit before tax	1,488	1,453
Share-based payments	33	32
Profit on disposal of subsidiaries and interest in associates	(14)	-
Share of post-tax losses (profits) of associates and joint ventures	7	(4)
Net finance expense	307	180
Depreciation and amortisation	1,724	1,251
Increase in working capital	(200)	(687)
Provisions, pensions and other non-cash movements1	(49)	(627)
Cash inflow from operating activities2	3,296	1,598
Tax paid	(218)	(64)
Net cash inflow from operating activities	3,078	1,534
Cash flow from investing activities
Interest received	5	5
Dividends received from associates and joint ventures	-	17
Acquisition of subsidiaries3 and joint ventures	11	(2)
Proceeds on disposal of subsidiaries3, associates and joint ventures	46	-
Purchase of non-current asset investments	(21)	-
Purchases of property, plant and equipment and software	(1,463)	(1,225)
Proceeds on disposal of property, plant and equipment	1	4
Outflow on non-current amounts owed to ultimate parent company4	(1,100)	(877)
Purchases of current financial assets	(4,565)	(3,625)
Proceeds on disposal of current financial assets	5,139	5,819
Net cash (outflow) inflow generated from investing activities	(1,947)	116
Cash flow from financing activities
Interest paid	(287)	(253)
Proceeds from bank loans and bonds	2	1
Repayment of borrowings4,5	(392)	(1,271)
Cash flows from derivatives related to net debt	197	(66)
Net repayment on facility loans	(619)	-
Net cash outflow from financing activities	(1,099)	(1,589)
Net increase in cash and cash equivalents	32	61
Opening cash and cash equivalents	452	402
Net increase in cash and cash equivalents	32	61
Effect of exchange rate changes	30	(5)
Closing cash and cash equivalents6	514	458

1 Includes pension deficit payments of £13m for the half year to 30 September 2016 (HY 2015/16: £625m)
2 Includes cash flows relating to TV programme rights
3 Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of and includes true up of consideration following the finalisation of the completion balance sheet relating to the acquisition of EE
4 In addition, there are non-cash movements in this inter-group loan arrangement which principally relate to settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British
   Telecommunications plc. For further details see Note 9
5 Repayment of borrowings includes the impact of hedging and repayment of lease liabilities
6 Net of bank overdrafts of £59m at 30 September 2016 (30 September 2015: £527m; 31 March 2016: £537m)

Group balance sheet
	30 September 2016 - unaudited	30 September 20151 - unaudited	31 March 20161 - audited
	£m	£m	£m
Non-current assets
Intangible assets	15,242	3,084	15,444
Property, plant and equipment	16,251	13,607	16,010
Derivative financial instruments	2,352	1,124	1,462
Investments	11,667	19,093	11,965
Associates and joint venture	24	15	24
Trade and other receivables	257	179	233
Deferred tax assets	2,061	1,420	1,247
	47,854	38,522	46,385

Current assets
Programme rights	624	541	225
Inventories	270	112	189
Trade and other receivables	4,012	3,331	4,072
Current tax receivable	65	65	65
Derivative financial instruments	280	77	177
Investments	2,489	1,523	3,271
Cash and cash equivalents	573	985	989
	8,313	6,634	8,988

Current liabilities
Loans and other borrowings	3,721	1,504	3,756
Derivative financial instruments	42	62	48
Trade and other payables	7,504	5,305	7,334
Current tax liabilities	291	289	271
Provisions	182	137	171
	11,740	7,297	11,580

Total assets less current liabilities	44,427	37,859	43,793

Non-current liabilities
Loans and other borrowings	12,288	8,411	12,036
Derivative financial instruments	1,004	851	863
Retirement benefit obligations	11,491	6,958	6,382
Other payables	1,202	1,032	1,105
Deferred tax liabilities	1,234	955	1,262
Provisions	533	379	552
	27,752	18,586	22,200

Equity
Ordinary shares	2,172	2,172	2,172
Share premium	8,000	8,000	8,000
Other reserves	1,752	1,191	1,410
Retained earnings	4,751	7,910	10,011
Total equity	16,675	19,273	21,593
	44,427	37,859	43,793

1 Restated to reflect gross position for cash pooling arrangements, see Note 1 to the condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation and accounting policies

These condensed consolidated financial statements (‘the financial statements’) comprise the financial results of British Telecommunications plc for the half years to 30 September 2016 and 2015 together with the audited balance sheet at 31 March 2016 and the unaudited balance sheet at 30 September 2015. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2016.
Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Except as described below, and other than income taxes which are accrued using the tax rate that is expected to be applicable for the full financial year, the financial statements have been prepared in accordance with the accounting policies as set out in the annual financial statements for the year to 31 March 2016 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. These financial statements do not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year to 31 March 2016 were approved by the Board of Directors on 12 May 2016, published on 26 May 2016, and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 498 of the Companies Act 2006. The EE line of business results do not constitute the entirety of EE Limited.
Restatement of segment results
From 1 April 2016, the group has reorganised and the reporting segments have changed. The group now has six customer-facing lines of business:
●
BT Consumer remains a separate segment, renamed Consumer;
●
EE’s consumer division is a separate segment;
●
BT Business has become Business and Public Sector and includes the UK corporate and public sector operations from BT Global Services as well as EE’s business division;
●
BT Global Services has been renamed Global Services and is focused on multinational customers;
●
BT Wholesale has become Wholesale and Ventures and includes EE’s MVNO operations and certain specialist businesses that were previously in the BT Business segment; and
●
Openreach.

In addition, EE’s technology team is now the mobile technology unit of our internal service unit, Technology, Service and Operations.
Comparative results for all six customer facing lines of business have been restated to be presented on a consistent basis. There is no impact on the total group results.
Restatement of cash pooling arrangements
An IFRIC clarification on IAS 32 Financial Instruments Presentation - Offsetting and cash pooling arrangements was released in April 2016. This clarifies a requirement to gross up cash and overdraft balances associated with notional cash pooling arrangements on the group balance sheet.
As a result the group has restated the comparative balance sheets as at 31 March 2016 and 30 September 2015. The impact is to increase cash and cash equivalents and short term loans and other borrowings by £511m at 30 September 2015 and £499m at 31 March 2016.

Operating results – by line of business1

	External Revenue	Internal Revenue	Group Revenue	EBITDA	Operating Profit (loss)
	£m	£m	£m	£m	£m
Half year to 30 September 2016
Consumer	2,394	32	2,426	491	387
EE	2,501	19	2,520	563	167
Business and Public Sector	2,285	61	2,346	744	568
Global Services	2,659	-	2,659	251	37
Wholesale and Ventures	974	66	1,040	403	252
Openreach	1,011	1,514	2,525	1,262	597
Other	4	-	4	(6)	(24)
Intra group items2	-	(1,692)	(1,692)	-	-
Total	11,828	-	11,828	3,708	1,984

Half year to 30 September 20153
Consumer	2,174	31	2,205	463	355
EE	-	-	-	-	-
Business and Public Sector	1,967	49	2,016	618	483
Global Services	2,408	-	2,408	206	(1)
Wholesale and Ventures	1,112	41	1,153	360	231
Openreach	995	1,521	2,516	1,284	620
Other	3	-	3	(38)	(46)
Intra group items2	-	(1,642)	(1,642)	-	-
Total	8,659	-	8,659	2,893	1,642

Reconciliation of earnings before interest, taxation, depreciation and amortisation

Earnings before interest, taxation, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.
	Half year to 30 September
	2016	2015
	£m	£m
Reported profit before tax	1,488	1,453
Share of post-tax losses (profits) of associates & joint ventures	7	(4)
Net finance expense	307	180
Operating profit	1,802	1,629
Depreciation and amortisation	1,724	1,251
Reported EBITDA	3,526	2,880
Specific items (Note 5)	182	13
Adjusted EBITDA	3,708	2,893

1 Before specific items
2 Elimination of intra-group revenue, which is included in the total revenue of the originating business.
3 Restated, see Note 1 to the condensed consolidated financial statements

Operating costs
	Half year to 30 September
	2016	2015
	£m	£m
Direct labour costs	2,578	2,280
Indirect labour costs	402	370
Leaver costs	54	36
Total labour costs	3,034	2,686
Capitalised labour	(588)	(581)
Net labour costs	2,446	2,105
Payments to telecommunications operators	1,327	1,029
Property and energy costs	600	486
Network operating and IT costs	455	299
Programme rights charges	340	221
Other costs	2,952	1,626
Operating costs before depreciation, amortisation and specific items	8,120	5,766
Depreciation and amortisation	1,724	1,251
Total operating costs before specific items	9,844	7,017
Specific items (Note 5)	136	173
Total operating costs	9,980	7,190

Specific items

The group separately identifies and discloses those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.
	Half year to 30 September
	2016	2015
	£m	£m
Specific revenue
BT Italia investigation (see page 3)	52	-
Retrospective regulatory matters	(6)	(160)
Specific revenue	46	(160)
Specific operating costs
BT Italia investigation (see page 3)	93	-
Profit on disposal of business	(14)	-
Property rationalisation costs	5	-
Retrospective regulatory matters	6	160
EE integration costs	46	-
EE acquisition-related costs	-	13
Specific operating costs	136	173
EBITDA impact (Note 3)	182	13
Net interest expense on pensions	105	111
EE acquisition-related finance costs	-	2
Net specific items charge before tax	287	126
Tax credit on specific items before tax	(23)	(23)
Tax credit on re-measurement of deferred tax	(43)	-
Net specific items charge after tax	221	103

6 Pensions
	30 September 2016	31 March 2016
	£bn	£bn
IAS 19 liabilities - BTPS	(59.9)	(49.1)
Assets - BTPS	49.1	43.1
Other schemes	(0.7)	(0.4)
Total IAS 19 deficit, gross of tax	(11.5)	(6.4)
Total IAS 19 deficit, net of tax	(9.5)	(5.2)

Discount rate (nominal)	2.20%	3.30%
Discount rate (real)	(0.87)%	0.44%
RPI inflation	3.10%	2.85%
CPI inflation	0.7% below RPI until 31 March 2019 and 1.2% below RPI thereafter	1.0% below RPI until 31 March 2017 and 1.2% below RPI thereafter

The IAS 19 net pension position at 30 September 2016 was a deficit of £9.5bn net of tax (£11.5bn gross of tax), compared with £5.2bn (£6.4bn gross of tax) at 31 March 2016. The increase in the deficit primarily reflects the significant fall in the real discount rate which during the half year reduced from 0.44% to negative 0.87% and the reduction in the assumption for the gap between RPI and CPI. This was partly offset by asset growth.

7
Financial instruments and risk management

Fair value of financial assets and liabilities measured at amortised cost
At 30 September 2016, the fair value of loans and borrowings was £18,736m (31 March 2016: £17,531m) and the carrying value was £16,009m (31 March 2016: £15,792m).1
The fair value of the following financial assets and liabilities approximate their carrying amount:
●
Cash and cash equivalents
●
Trade and other receivables
●
Trade and other payables
●
Provisions
●
Investments classified as loans and receivables

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk. There have been no changes in our risk management policies which cover these risks since 31 March 2016.
Fair value estimation
Financial instruments measured at fair value consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss. These instruments are further analysed by three levels of valuation methodology which are:
●
Level 1 – uses quoted prices in active markets for identical assets or liabilities
●
Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
●
Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

The fair value of the group’s outstanding derivative financial assets and liabilities were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.
1 Restated to reflect gross position for cash pooling arrangements, see Note 1 to the condensed consolidated financial statements

Financial instruments and risk management (continued)
30 September 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m	Total held at amortised cost £m	Total £m
Investments
Available-for-sale	17	2,202	16	2,235	-	2,235
Fair value through profit and loss	7	-	-	7	-	7
Loans and receivables1	-	-	-	-	11,914	11,914
Derivative assets
Designated in a hedge	-	2,225	-	2,225	-	2,225
Fair value through profit and loss	-	407	-	407	-	407
Total assets	24	4,834	16	4,874	11,914	16,788
Derivative liabilities
Designated in a hedge	-	712	-	712	-	712
Fair value through profit and loss	-	334	-	334	-	334
Total liabilities	-	1,046	-	1,046	-	1,046
31 March 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m	Total held at amortised cost £m	Total £m
Investments
Available-for-sale	24	2,878	15	2,917	-	2,917
Fair value through profit and loss	7	-	-	7	-	7
Loans and receivables1	-	-	-	-	12,312	12,312
Derivative assets
Designated in a hedge	-	1,324	-	1,324	-	1,324
Fair value through profit and loss	-	315	-	315	-	315
Total assets	31	4,517	15	4,563	12,312	16,875
Derivative liabilities
Designated in a hedge	-	658	-	658	-	658
Fair value through profit and loss	-	253	-	253	-	253
Total liabilities	-	911	-	911	-	911
1 Loans and receivables include investments in term deposits of £177m (31 March 2016: £40m)

No gains or losses have been recognised in the income statement in respect of Level 3 assets in the half year to 30 September 2016 (HY 2015/16: £nil). There were no changes to the valuation methods or transfers between levels 1, 2 and 3 during the half year.

Financial commitments
Capital expenditure for property, plant and equipment and software contracted for at the balance sheet date but not yet incurred was £957m (30 September 2015: £498m; 31 March 2016: £922m). Programme rights commitments, mainly relating to football broadcast rights for which the licence period has not yet started, were £1,449m (30 September 2015: £1,989m; 31 March 2016: £2,026m).

Related party transactions

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent (BT Group Investments Limited) and ultimate parent company (BT Group plc). The loan arrangements described below with these companies reflect this. Cash transactions normally arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares, the exercise of share options and the issuance of ordinary shares. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

On 29 January 2016 BT Group plc completed the acquisition of EE, funded by a loan from British Telecommunications plc. Immediately following the completion of the transaction BT Group plc sold its investment in EE to British Telecommunications plc, funded through intercompany loans. The net impact of the overall EE transaction resulted in a reduction in the non-current loan receivable from the immediate parent company to £10.5bn.

As at 30 September 2016 the loan facilities with both the parent company and ultimate parent company accrue interest at a rate of 12 month LIBOR plus 102.5 basis points and are subject to an overall maximum of £25bn and £10bn respectively. The parent company currently finances its obligations on the loan as they fall due through dividends from the company.

A dividend of £2,350m (HY 2015/16: £1,450m) was settled on 12 May 2016 with the parent company in relation to the year ended 31 March 2016. On 15 August 2016, the parent company used £1,775m of this dividend to repay part of a loan payable to the ultimate parent company. British Telecommunications plc settled this through intercompany loan accounts with the ultimate parent company on behalf of the parent company. The ultimate parent company has subsequently drawn down £1,100m from this deposit to fund its share buyback programme and payments of external dividends this financial year.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is shown below:

	Asset (liability)		Finance income (expense)
	30 September 2016	31 March 2016	30 September 2016	30 September 2015
	£m	£m	£m	£m
Amounts owed by (to) parent company
Loan facility – non-current asset investments	10,261	10,510	95	172
Loan facility – current asset investments	95	327	n/a	n/a
Trade and other payables	(70)	(70)	n/a	n/a
Amounts owed by (to) ultimate parent company
Non-current asset investments	1,366	1,409	15	13
Non-current liabilities1	(1,024)	(1,004)	(12)	(10)
Trade and other receivables	11	9	n/a	n/a
Current asset investments	15	26	n/a	n/a
Current liabilities	(628)	(20)	n/a	n/a
Trade and other payables	(20)	-	n/a	n/a
1 In February 2015 the ultimate parent company raised £1.0bn from an equity placing and entered into an additional intercompany loan agreement with BT plc for this amount. This amount was raised to support BT Group’s planned acquisition of EE.

Principal risks and uncertainties
We have processes for identifying, evaluating and managing our risks. Details of our principal risks and uncertainties can be found on pages 19 to 29 of the Annual Report & Form 20-F 2016 and are summarised below. All of them have the potential to have an adverse impact on our business, revenue, profits, assets, liquidity and capital resources.
●
The risks arising from operating in markets which are characterised by: high levels of change; strong and new competition; declining prices and in some markets declining revenue; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices
●
The risks that could impact the security of our data or the resilience of our operations and services
●
The risks associated with complex and high value national and multinational customer contracts
●
The risks associated with a significant funding obligation in relation to our defined benefit pension scheme
●
The risks associated with some of our activities being subject to significant price and other regulatory controls, including the risks that could arise from the outcome of Ofcom’s strategic review of the digital communications market
●
The risks associated with operating under a wide range of local and international anti-corruption and bribery laws, trade sanctions and import and export controls
●
The risk there could be a failure of any of our critical third-party suppliers to meet their obligations
●
The risks arising from operating as a major data controller and processor of customer information around the world
●
The risks arising from our operational activities, and in particular the work of our engineers, that are subject to health and safety regulation and enforcement by national authorities
●
The risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment – although according to the World Health Organisation there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2016. These principal risks and uncertainties continue to have the potential to impact our results or financial position during the remaining six months of the financial year.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

By order of the Board

Glyn Parry
Director

1 November 2016

Independent review report to British Telecommunications plc
Report on the condensed consolidated financial statements
Our conclusion

We have reviewed British Telecommunications plc's condensed consolidated financial statements (the "interim financial statements") in the half year financial report of British Telecommunications plc for the 6 month period ended 30 September 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
What we have reviewed

The interim financial statements comprise:
●
the Group balance sheet as at 30 September 2016;
●
the Group income statement and Group statement of comprehensive income for the period then ended;
●
the Group cash flow statement for the period then ended;
●
the Group statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.
The interim financial statements included in the half year financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.
Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half year financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
Our responsibility is to express a conclusion on the interim financial statements in the half year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants
London
1 November 2016

a)
The maintenance and integrity of the British Telecommunications plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
b)
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional information

This additional information does not form part of the financial statements.

Reconciliation of trends in underlying revenue excluding transit adjusted for the acquisition of EE

Trends in underlying revenue excluding transit adjusted for the acquisition of EE are non-GAAP measures which seek to reflect the underlying performance that will contribute to long-term profitable growth. A reconciliation from the trend in reported revenue, the most directly comparable IFRS measure, to the trend in underlying revenue excluding transit adjusted for the acquisition of EE, is set out below.

2016
Half year to 30 September	%
Increase in reported revenue	33.6
Specific items	3.0
Increase in adjusted revenue	36.6
Adjusted for the acquisition of EE1	(34.2)
Increase in adjusted revenue adjusted for the acquisition of EE1	2.4
Transit revenue	0.2
Foreign exchange movements	(1.8)
Increase in underlying revenue excluding transit adjusted for the acquisition of EE	0.8

Forward-looking statements – caution advised

Certain statements in these financial statements are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK’s exit from the EU or otherwise; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT’s operating areas, including the outcome of OFCOM’s strategic review of digital communications in the UK, as well as competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; the anticipated benefits and advantages of new technologies, products and services not being realised; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the anticipated benefits and synergies of the EE integration not being delivered; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

1 Includes EE’s historical financial information as though it had been part of the group from 1 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Heather Brierley
Name: Heather Brierley
Title: Secretary

Date: November 02, 2016